FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Datroway approved in US for EGFRm lung cancer

24 June 2025

Datroway approved in the US for patients with previously treated advanced EGFR-mutated non-small cell lung cancer

Based on TROPION-Lung05 results and supported by data from TROPION-Lung01

First and only TROP2-directed therapy approved in the US for the treatment of lung cancer

Datroway (datopotamab deruxtecan or Dato-DXd) has been approved in the US for the treatment of adult patients with locally advanced or metastatic EGFR-mutated non-small cell lung cancer (NSCLC) who have received prior EGFR-directed therapy and platinum-based chemotherapy.

This indication is approved under accelerated approval based on objective response rate (ORR) and duration of response (DoR). Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

The approval follows Priority Review and Breakthrough Therapy Designation by the Food and Drug Administration (FDA) based on results from a subgroup analysis of the TROPION-Lung05 Phase II trial and supported by data from the TROPION-Lung01 Phase III trial.

Jacob Sands, MD, Medical Oncology, Dana-Farber Cancer Institute and investigator in both trials, said: "Addressing disease progression in patients with advanced EGFR-mutated lung cancer after prior targeted therapy and chemotherapy is very challenging with limited later-line treatment options available. The US approval of datopotamab deruxtecan introduces a novel and needed treatment option to patients with advanced disease."

Dave Fredrickson, Executive Vice President, Oncology Haematology Business Unit, AstraZeneca, said: "This first approval of Datroway in lung cancer provides a much-needed option to patients with advanced EGFR-mutated lung cancer whose disease has become resistant to past treatments, regardless of the driving mutation. We have long supported patients with EGFR-mutated lung cancer and are proud to bring another innovative treatment option to this community."

Ken Keller, Global Head of Oncology Business, and President and CEO, Daiichi Sankyo, Inc, said: "With today's accelerated approval, Datroway is now the first TROP2-directed medicine available for certain patients in the US living with lung cancer. We remain committed to our extensive clinical development programme to further identify where Datroway may be used in other types of lung and breast cancer."

Andrea E. Ferris, President and CEO, LUNGevity, said: "For people with advanced EGFR-mutated non-small cell lung cancer whose disease progresses on initial treatments, additional options are limited. Today's approval of Datroway offers a new treatment option for patients whose disease has progressed following treatment with an EGFR-directed therapy and chemotherapy."

In TROPION-Lung05 and TROPION-Lung01, Datroway demonstrated a confirmed ORR of 45% (95% confidence interval [CI]: 35-54) in patients with previously treated locally advanced or metastatic EGFR-mutated NSCLC (n=114) as assessed by blinded independent central review (BICR). Complete responses were seen in 4.4% of patients and partial responses were seen in 40% of patients. The median DoR was 6.5 months (95% CI: 4.2-8.4).

The safety profile of Datroway was evaluated in a pooled analysis of 125 patients in the TROPION-Lung05, TROPION-Lung01 and TROPION-PanTumor01 trials. The safety profile observed across these trials was consistent with the known profile of this medicine with no new safety concerns identified.

Datroway is a specifically engineered TROP2-directed DXd antibody drug conjugate (ADC) discovered by Daiichi Sankyo and being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

AstraZeneca and Daiichi Sankyo are evaluating Datroway alone and with Tagrisso (osimertinib) in other advanced or metastatic EGFR-mutated NSCLC settings in the TROPION-Lung14 and TROPION-Lung15 Phase III trials.

Financial considerations
Following approval in the US, an amount of $45 million is due from AstraZeneca to Daiichi Sankyo as a milestone payment for the locally advanced or metastatic EGFR-mutated NSCLC indication. Sales of Datroway in the US are recognized by Daiichi Sankyo. For further details on the financial arrangements, please consult the collaboration agreement from July 2020.

Notes

Advanced non-small cell lung cancer
Nearly 2.5 million lung cancer cases were diagnosed globally in 2022.1 Lung cancer is broadly split into small or non-small cell lung cancer, the latter accounting for about 87% of cases.2 Approximately 10 to 15% of patients with NSCLC in the US and Europe, and 30 to 40% of patients in Asia have an EGFR mutation.3,4 The majority of EGFR mutations occur in tumours of nonsquamous histology.5 TROP2 is a protein broadly expressed in the majority of NSCLC tumours.6

For patients with tumours that have an EGFR mutation, the established 1st-line treatment in the metastatic setting includes EGFR-directed therapy with or without platinum-based chemotherapy.7 While these therapies have improved outcomes in earlier lines of treatment, most patients eventually experience disease progression and receive subsequent therapies.8-11

TROPION-Lung05
TROPION-Lung05 is a global, multicentre, single-arm, open-label Phase II trial evaluating the efficacy and safety of Datroway in patients with locally advanced or metastatic NSCLC with actionable genomic alterations who have progressed on at least one EGFR-directed therapy and platinum-based chemotherapy. Patients receiving up to four prior lines of treatment with tumours with one or more genomic alterations including EGFR, ALK, ROS1, NTRK, BRAF, RET or MET were eligible for the trial.

The primary endpoint of TROPION-Lung05 is ORR as assessed by BICR. Secondary efficacy endpoints include DoR, disease control rate (DCR), clinical benefit rate, PFS, time to response (TTR), OS and safety. TROPION-Lung05 enrolled 137 patients globally in Asia, Europe and North America. For more information, visit ClinicalTrials.gov.

Primary results from TROPION-Lung05 were published in the Journal of Clinical Oncology in January 2025.

TROPION-Lung01
TROPION-Lung01 is a global, randomised, multicentre, open-label Phase III trial evaluating the efficacy and safety of Datroway versus docetaxel in adult patients with locally advanced or metastatic NSCLC with and without actionable genomic alterations who require systemic therapy following prior treatment. Patients with actionable genomic alterations were previously treated with an approved targeted therapy and platinum-based chemotherapy. Patients without known actionable genomic alterations were previously treated, concurrently or sequentially, with platinum-based chemotherapy and a PD-1 or PD-L1 inhibitor.

The dual primary endpoints of TROPION-Lung01 are PFS as assessed by BICR and OS. Key secondary endpoints include investigator-assessed PFS, ORR, DoR, TTR, and DCR as assessed by both BICR and investigator, and safety. TROPION-Lung01 enrolled 590 patients in Asia, Europe, North America, Oceania and South America. For more information visit ClinicalTrials.gov.

Primary results from TROPION-Lung01, as presented at the ESMO 2023 Congress, showed Datroway demonstrated a statistically significant improvement in PFS over docetaxel. OS results were presented at the IASLC 2024 World Conference on Lung Cancer hosted by the International Association for the Study of Lung Cancer and simultaneously published in the Journal of Clinical Oncology in September 2024.

TROPION-PanTumor01
TROPION-PanTumor01 is a first-in-human, open-label, two-part, multicentre Phase I trial evaluating the safety and preliminary efficacy of Datroway in patients with advanced solid tumours that have relapsed or are refractory to standard treatment or for which no standard treatment is available. The dose escalation portion of the trial enrolled patients with NSCLC to assess the safety and tolerability of Datroway to determine the recommended dose for expansion (6mg/kg). The dose expansion part of TROPION-PanTumor01 enrolled several different cohorts including patients with NSCLC, triple-negative breast cancer (TNBC), HR-positive, HER2-negative breast cancer, small cell lung cancer, urothelial, gastric, pancreatic, castration resistant prostate and oesophageal cancer.

Safety endpoints include dose-limiting toxicities and serious adverse events. Efficacy endpoints include ORR, DoR, TTR, PFS and OS. Pharmacokinetic, biomarker and immunogenicity endpoints also are being evaluated. TROPION-PanTumor01 enrolled 890 patients in Asia and North America. For more information, visit ClinicalTrials.gov.

Datroway
Datroway (datopotamab deruxtecan; datopotamab deruxtecan-dlnk in the US only) is a TROP2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC Technology, Datroway is one of six DXd ADCs in the oncology pipeline of Daiichi Sankyo, and one of the most advanced programmes in AstraZeneca's ADC scientific platform. Datroway is comprised of a humanised anti-TROP2 IgG1 monoclonal antibody, developed in collaboration with Sapporo Medical University, attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

Datroway is approved in more than 30 countries worldwide for the treatment of adult patients with unresectable or metastatic HR-positive, HER2-negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer who have received prior endocrine-based therapy and chemotherapy for unresectable or metastatic disease based on the results from the TROPION-Breast01 trial.

Datroway is available in the US under accelerated approval for the treatment of adult patients with locally advanced or metastatic EGFR-mutated NSCLC who have received prior EGFR-directed therapy and platinum-based chemotherapy based on results from the TROPION-Lung05 and TROPION-Lung01 trials. Continued approval for this indication in the US may be contingent upon verification and description of clinical benefit in a confirmatory trial. Datroway is approved in Russia for the same population.

Datroway clinical development programme
A comprehensive global clinical development programme is underway with more than 20 trials evaluating the efficacy and safety of Datroway across multiple cancers, including NSCLC, TNBC and HR-positive, HER2-negative breast cancer. The programme includes eight Phase III trials in lung cancer and five Phase III trials in breast cancer evaluating Datroway as a monotherapy and in combination with other anticancer treatments in various settings.

Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu in March 2019 and Datroway in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and Datroway.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso and Iressa (gefitinib); Imfinzi and Imjudo; Enhertu (trastuzumab deruxtecan) and Datroway in collaboration Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   World Health Organization. Global Cancer Observatory: Lung. Available at: https://gco.iarc.who.int/media/globocan/factsheets/cancers/15-trachea-bronchus-and-lung-fact-sheet.pdf. Accessed May 2025.
2.   American Cancer Society. Key Statistics for Lung Cancer. Available at: https://www.cancer.org/cancer/types/lung-cancer/about/key-statistics.html. Accessed May 2025.
3.   Szumera-Ciećkiewicz A, et al. EGFR mutation testing on cytological and histological samples in non-small cell lung cancer: a Polish, single institution study and systematic review of European incidence. Int J Clin Exp Pathol. 2013;6(12): 2800-2812.
4.   Ellison G, et al. EGFR mutation testing in lung cancer: a review of available methods and their use for analysis of tumour tissue and cytology samples. J Clin Pathol. 2013;66(2): 79-89.
5.   Prabhakar C. Epidermal growth factor receptor in non-small cell lung cancer. Translational Lung Cancer Research. 2015;4(2): 110-118.
6.   Mito R, et al. Clinical impact of TROP2 in non-small lung cancers and its correlation with abnormal P53 nuclear accumulation. Pathol Int. 2020;70(5): 287-294.
7.   American Cancer Society. Targeted Drug Therapy for Non-Small Cell Lung Cancer. Available at: https://www.cancer.org/cancer/types/lung-cancer/treating-non-small-cell/targeted-therapies.html.  Accessed May 2025.
8.   Chen R, et al. Emerging therapeutic agents for advanced non-small cell lung cancer. J Hematol Oncol. 2020:13(1): 58.
9.   Majeed U, et al. Targeted therapy in advanced non-small cell lung cancer: current advances and future trends. J Hematol Oncol. 2021;14(1): 108.
10.  Morgillo F, et al. Mechanisms of resistance to EGFR-targeted drugs: lung cancer. ESMO Open. 2016;1: e000060.
11.  Han B, et al. Efficacy of pemetrexed-based regimens in advanced non-small cell lung cancer patients with activating epidermal growth factor receptor mutations after tyrosine kinase inhibitor failure: a systematic review. Onco Targets Ther. 2018;11: 2121-9.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 June 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary